Exhibit 4.2

(Translation)

Share Exchange Agreement

Nidec Corporation (hereinafter, “Nidec”) and Nidec Copal Corporation (hereinafter, “Nidec Copal”) hereby conclude a Share Exchange Agreement (hereinafter, “the Agreement”) as detailed below.

Article 1    Exchange of Shares

In accordance with the provisions of the Agreement, Nidec and Nidec Copal shall undertake an exchange of shares (hereafter, “the Share Exchange”) in which Nidec Copal becomes a wholly owned subsidiary of Nidec. As a result of the Share Exchange, Nidec shall acquire all the outstanding shares in Nidec Copal (excluding the shares in Nidec Copal already owned by Nidec).

Article 2    Names and Registered Addresses of Parties to Share Exchange

The names and registered addresses of Nidec and Nidec Copal are detailed below.

(1)	Nidec

1)	Name: Nidec Corporation
2)	Address: 338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto, Japan

(2)	Nidec Copal

1)	Name: Nidec Copal Corporation
2)	Address: 2-18-10 Shimura, Itabashi-ku Tokyo, Japan

Article 3    Effective Date

The effective date of the Share Exchange shall be October 1, 2013. In accordance with the provisions of Article 790 of the Companies Act, this date can be altered by mutual agreement between Nidec and Nidec Copal if it is deemed necessary to ensure that the Share Exchange proceeds. In such event, Nidec Copal shall publish the revised effective date no later than the day prior to the original effective date (or the day prior to the revised effective date, if the latter is earlier than the original effective date).

Article 4    Number and Allocation of Shares to Effect Share Exchange

1.	Nidec shall grant a number of shares of Nidec common stock equivalent to the total number of shares of common stock in Nidec Copal owned by Nidec Copal minority shareholders (hereafter, “Final Shareholders”) registered at the time (hereafter, “Cut-Off Date”) immediately prior to Nidec’s acquisition via the Share Exchange of all outstanding shares in Nidec Copal (excluding shares in Nidec Copal already owned by Nidec), multiplied by 0.122 (rounding down any fractional amount of less than one share) to Final Shareholders in exchange for their shares in Nidec Copal.

2.	To implement the Share Exchange, Nidec shall allocate to every Final Shareholder 0.122 shares of Nidec common stock for every share of common stock in Nidec Copal owned by that shareholder.

3.	Fractional amounts of less than one share of Nidec common stock that are allocated to Final Shareholders through the Share Exchange as described in the preceding paragraph shall be handled in accordance with the provisions of Article 234 of the Companies Act.

Article 5    Effect on Capital and Reserves

The increases in the capital and reserves of Nidec as a result of the Share Exchange shall be as follows:

(1) Capital stock:	¥0
(2) Legal capital surplus:	Change in shareholders’ equity as stipulated in Article 39 of the Corporate Accounting Regulations
(3) Legal retained earnings:	¥0

Article 6    Approval Procedures

1.	In accordance with the provisions of Article 796 Paragraph 3 of the Companies Act, Nidec shall conduct the Share Exchange without gaining the consent of Nidec shareholders via a resolution of a General Meeting of Shareholders. However, in accordance with the provisions of Article 796 Paragraph 4 of the Companies Act, if the consent of Nidec shareholders is required, Nidec shall put the necessary resolutions regarding approval of the Agreement and the Share Exchange before Nidec shareholders at a General Meeting of Shareholders to be held no later than the day prior to the effective date of the Share Exchange.

2.	Nidec Copal shall put the necessary resolutions regarding approval of the Agreement and the Share Exchange before Nidec Copal shareholders at the General Meeting of Shareholders to be held on June 19, 2013. This arrangement can be altered by mutual agreement between Nidec and Nidec Copal if it is deemed necessary to ensure that the Share Exchange proceeds.

Article 7    Sale of Treasury Stock

As of the Cut-Off Date, Nidec Copal shall cancel all shares of treasury stock it owns as of the Cut-Off Date (including any treasury shares acquired from dissenting shareholders exercising their appraisal rights in connection with the Share Exchange, as stipulated in Article 785 Paragraph 1 of the Companies Act) by resolution of a meeting of its Board of Directors to be held no later than the day prior to the effective date of the Share Exchange.

Article 8    Management of Corporate Assets

During the period from the date of the Agreement to the day prior to the effective date of the Share Exchange, Nidec and Nidec Copal shall execute their respective business operations and manage their respective financial assets in good faith, and shall seek to gain prior mutual agreement for any actions with a significant material impact on these financial assets or related rights and obligations.

Article 9    Changes to the Share Exchange and Cancellation of the Agreement

During the period from the date of the Agreement to the day prior to the effective date of the Share Exchange, based on mutual discussion, Nidec or Nidec Copal may seek to change the terms of or cancel the Agreement if there are any materially adverse changes in the financial assets or business condition of either party, or if any severe hindrance to the implementation of the Share Exchange or other circumstances obstructing achievement of the objectives of the Agreement should arise.

Article 10    Validity of the Agreement

The Agreement shall be invalidated if the parties fail to gain the necessary consent for the Share Exchange based on the approval procedures stipulated in Article 6, or otherwise fail to gain the requisite permission, registration or other form of regulatory approval from the reasonable authorities.

Article 11    Negotiation of Terms

In accordance with the purposes of the Agreement, any terms required for the Share Exchange other than those already stipulated in the Agreement shall be determined based on negotiations conducted in good faith between the parties.

Two copies of the Agreement shall be prepared, and representatives of both parties shall sign each copy, with each party retaining a single signed copy of the Agreement.

April 23, 2013

Shigenobu Nagamori

Chairman of the Board, President & CEO
Nidec Corporation
338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto,
Japan

Shigeru Izawa

President
Nidec Copal Corporation
2-18-10 Shimura, Itabashi-ku, Tokyo Japan

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